UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                        Quinton Cardiology Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, no par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    748773108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]  Rule 13d-1(b)
        [_]  Rule 13d-(c)
        [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.748773108                    13G                   Page 2  of 6  Pages


     W.R. Hambrecht + Co., Inc.
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     94-3330806
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     a Delaware corporation

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           854,431(1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         854,431
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     854,431(1)

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.1%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

1 As of December 31, 2002, William R. Hambrecht had a 17.6% ownership interest in W.R. Hambrecht + Co., Inc.("WRH"). WRH directly owns 854,431 shares of the common stock (the "Common Stock"), $.001 par value per share, of the Issuer. As a 17.6% owner of WRH, Mr. Hambrecht may be deemed to beneficially own the 854,431 shares of Common Stock directly owned by WRH. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Common Stock owned by WRH, other than with respect to the 150,379 shares of Common Stock representing his proportionate ownership interest in WRH. Mr. Hambrecht is a Director and President of WRH and has shared dispositive power over the shares of Common Stock held by WRH. Mr. Hambrecht is a Trustee of the Hambrecht 1980 Revocable Trust (the "Trust") and has dispositive power over the shares of Common Stock of the Issuer held by the Trust.

CUSIP No.79549F108                    13G                   Page 3  of 6  Pages


     The Hambrecht 1980 Revocable Trust
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not Applicable
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     a California Trust

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           677,109(1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         677,109
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     677,109

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO(2)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
(2) Trust

CUSIP No. 79549F108                    13G                    Page 4 of 6 Pages


--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

        Quinton Cardiology Systems, Inc.

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

         3303 Monte Villa Parkway
         Bothell, Washington 98021
--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

          (i)     W.R. Hambrecht + Co., Inc. (see also Schedule A)
         (ii)     The Hambrecht 1980 Revocable Trust

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

         (i)      539 Bryant Street, Suite 100
                  San Francisco, CA 94107
         (ii)     539 Bryant Street, Suite 100
                  San Francisco, CA 94107

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

         (i)      a Delaware corporation
         (ii)     California

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

         (i)      Common Stock
         (ii)     Common Stock

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

         74877108

--------------------------------------------------------------------------------
Item  3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 79549F108                   13G                    Page 5  of 6  Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:     (i)  854,431
                                         (ii) 677,109
          ----------------------------------------------------------------------
     (b)  Percent of class:     (i)  7.1%
                                (ii) 5.6%
          ----------------------------------------------------------------------
     (c)  Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:
                         (i) 854,431
                        (ii) 677,109

           (ii)   Shared power to vote or to direct the vote:
                         (i)  -0-
                        (ii)  -0-

          (iii)  Sole power to dispose or to direct the disposition of:
                         (i) 854,431
                        (ii) 677,109

          (iv)   Shared power to dispose or to direct the disposition of
                         (i)  -0-
                        (ii)  -0-

--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 14, 2003

                                           /s/ William R. Hambrecht
                                           -------------------------------------
                                           W.R. Hambrecht + Co., Inc.
                                           By: William R. Hambrecht, President


                                           /s/ William R. Hambrecht
                                           ------------------------
                                           The Hambrecht 1980 Revocable Trust
                                           By: William R. Hambrecht, Trustee


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.


Attention.    Intentional  misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         W.R. Hambrecht + Co., Inc., and The Hambrecht 1980 Revocable Trust ("Filing Persons") hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the common stock, no par value per share, of Quinton Cardiology Systems, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

         IN WITNESS WHEREOF, the undersigned have set their hands this 14th day of February, 2003.

                                           W.R. Hambrecht + Co., Inc.
                                           -------------------------------------

                                           By: William R. Hambrecht
                                           Its: President


                                           /s/ William R. Hambrecht
                                           -------------------------------------
                                           William R. Hambrecht


                                           The Hambrecht 1980 Revocable Trust

                                           /s/ William R. Hambrecht
                                           -------------------------------------
                                           By:  William R. Hambrecht
                                           Its:   Trustee




Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).

                                   SCHEDULE A

         Directors and Executive Officers of W.R. Hambrecht & Co., Inc.


Officers:

William R. Hambrecht                Chairman of the Board and President
Gregory A. Hartmann                 Vice President, Legal and Assistant
                                      Secretary
Alan Katz                           Vice President
Barclay (Clay) Corbus               Vice President
Michael Szeto                       Vice President


Directors:*

Harold Bradley
SVP of Strategic Investments
American Century (investment management)
4500 Main Street, 9th Floor
Kansas City, MO 64111

John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614

Frank Masi
Senior Vice-President
Instinet (software and brokerage services)
875 Third Avenue, 29th Floor
New York, NY 10022

Joel Steinmetz
Senior Vice-President
Instinet (software and brokerage services)
875 Third Avenue, 29th Floor
New York, NY 10022

Nicholas Donatiello President and Chief Executive Officer ePartners (investment management)
c/o Odyssey 550 - 15th Street, 2nd Floor San Francisco, CA 94103

William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022

Ralph Linsalata
Novell (software)
8 Cambridge Center
Cambridge, MA 02142

Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA 02163

William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA 94107

JD Delafield
Chief Executive Officer
Delafield Hambrecht, Inc. (investment banking)
701 5th Avenue, Suite 3800
Seattle WA 98104


* The business address of each of the directors is also the business address of such director's employer.

    All directors and executive officers are citizens of the United States of America.